Report on Voting Results from
2012 Annual Meeting of Shareholders

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, Points International Ltd. (the “Corporation”) hereby reports on the voting results for matters submitted to the annual meeting of the shareholders of the Corporation held on May 2, 2012.

The matters voted upon at the meeting and the results of the voting were as follows:

Item 1: Election of Directors

The following seven directors were elected by acclamation to hold office for the ensuing year or until their successors are elected or appointed:

Christopher Barnard;
Michael Beckerman;
Bernay Box;
Douglas Carty;
Bruce Croxon
Robert MacLean; and
John Thompson.

Item 2: Appointment of Auditors

By a vote by way of a show of hands, the shareholders approved an ordinary resolution to appoint KPMG LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

Dated: May 10, 2012

POINTS INTERNATIONAL LTD.

By: /s/ Marc Shewchun
       Marc Shewchun
       Vice President, General Counsel and
       Secretary